FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14475

Telecomunicações de São Paulo S/A – TELESP
(Exact name of registrant as specified in its charter)

TELESP Holding Company
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	English translation of the minutes of the extraordinary shareholders’ meeting of Telesp dated April 27, 2011
2.	English translation of the joint notice to shareholders of Vivo Participações S.A. and Telesp dated April 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	April 29, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director

Item 1.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.

 Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

1.           DATE, TIME AND PLACE: April 27, 2011, at 11:00 a.m., in the Company’s headquarters, at Rua Martiniano de Carvalho, No. 851, in the City of São Paulo, State of São Paulo.

2.           CALL NOTICE: Called by means of the Call Notice published in the Oficial Gazette of the State of São Paulo - Diário Oficial do Estado de São Paulo (Corporate Notebook- pages 72, 210 and 254, respectively) on March 26, 29 and 30, 2011, and in the newspaper “Valor Econômico” (pages B15, C3 e C7, respectively) on March 26, 27, 28, 29 and 30, 2011.

3.           AGENDA:

(a) to ratify the retention, by the managers of the Company and of Vivo Participações S.A. (“Vivo Part.”), of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to: (a) evaluate the net worth of the Vivo Part. and of the Company at market price, for purposes of the article 264 of the Act No. 6.404/76 (“Brazilian Corporations Law”); and (b) evaluate Vivo Part.’s shares for the purpose of setting forth the capital increase of the Company;

(b) to ratify the retention, by the managers of the Company, of the specialized company Banco Santander (Brasil) S.A., enrolled with CNPJ/MF under No. 90.400.888/0001-42 (“Financial Advisor”), for the valuation of the Company and of Vivo Part. net worth, for purposes of subsidizing the works of the Independent Special Committee established in the Company, in order to determine the exchange ratio under the terms of the Brazilian Securities Commission (“CVM”) Guidance Opinion No. 35/08;

(c) to analyze and resolve about the valuation reports mentioned in item (a) and in the report referred in the item (b) above;

(d) to determine the exchange ratio of Vivo Part. shares for new shares of the Company to be issued;

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

(e)  to analyze and resolve about the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification draft, executed by the managements of Vivo Part. and of the Company, in connection with the merger of Vivo Part.’s shares into the Company to conversion of Vivo Part. into a wholly-owned subsidiary of the Company, as described in the Material Facts Notices; and

(f)  to resolve the merger of Vivo Part.’s shares into the Company, with the conversion of Vivo Part. into a wholly-owned subsidiary of the Company, the consequent Company’s capital increase and the amendment of the article 5th of its By Laws.

4.           ATTENDANCE: Shareholders representing more than 85.85% of the voting stock of the Company with voting rights, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance” No. 002, pages 38 (verse) and 41 (front), being registered, also, the presence of the Company’s Finance and Investor Relations Manager, Mr. Gilmar Roberto Pereira Camurra. Also attending the meeting, in compliance with article 164 of Brazilian Corporations Law, Mr. Flávio Stamm and Cremênio Medola Netto - members of the Company’s Audit Committee, as well as the representatives of Banco Santander (Brasil) S.A., Mr. Luis Henrique Devis and Rafael Bruno, and the representatives of Planconsult Planejamento e Consultoria Ltda., Mr. Edgar V. Salem; and Mr. Norair Ferreira do Carmo, Mergers and Acquisitions and Investors Rel. Manager.

5.           CHAIRMAN AND SECRETARY: Gilmar Roberto Pereira Camurra – Chairman of the meeting and Angeles Pilar Vicent Candame – Secretary of the meeting.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred therein, and would only contain a transcription of the resolutions taken thereby, as allowed by article 130, first paragraph, of the Brazilian Corporations Law. The Chairman informed that the documents or proposals, voting or dissent statements regarding

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

the agenda should be presented in written to the Board of the meeting, which, for such purpose, would be represented by the Secretary of the meeting. Furthermore, the Chairman informed that the documents related to the agenda were available over the Board of the meeting and that such documents were made available to the shareholders, in compliance with CVM Instruction No. 319/99, since the disclosure of the transaction conditions, by means of the publication of the Notice of Fact, dated of March 25, 2011.

The Chairman has also clarified that, as determined in the Board of Directors Meeting held on December 27, 2010, Independent Special Committees were created, in the Company and in Vivo Participações S.A. (“Vivo Part”), as advised by the Guiddance Opinion No. 35/08 issued by CVM, having the respective bodies performed the attributions established in the mentioned Guidance Opinion, with regard to the independent negotiation of the exchange ratio of Vivo Part.’s shares for the Company’s shares. The Company’s Independent Special Committee, for the exercise of its functions, has counted with the financial advisory given by Banco Santander (Brasil) S.A., which has prepared a valuation report (“Valuation Report”) for purposes of suggesting an adequate interval of exchange ratio in order to give support to the negotiation of the terms of the transaction negotiation.

The Chairman has also informed that the Independent Special Committees of the Company and of Vivo Part., after intensive negotiation, have recommended the corporate restructuring (“Corporate Restructuring”) approval, having also suggested the adoption of the exchange ratio provided in their recommendation letter, being such exchange ratio included in the interval indicated by the Financial Advisor in its Valuation Report.

Lastly, the Chairman has informed the attendants that the Corporate Restructuring proposed has been analyzed by the National Agency for Telecommunications (“Anatel”), having the referred body given prior consent for the implementation of the Corporate Restructuring involving the companies in a meeting held on March 24, 2011, being such act duly published in the Official Daily Gorvenment Newspaper (Diário Oficial da União) dated of April 11, 2011 (Act No. 1.970, of April 1st, 2011).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

The shareholders have analyzed the matters of the agenda and resolved:

6.1           to ratify, unanimously, the retention by the Managers of the Company, of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (i) evaluate, at market prices, the net worth of the Company and of Vivo Part., under the terms of the article 264 of the Brazilian Corporations Law; and (ii) evaluate Vivo Part.’s shares with the scope of determining the capital increase of the Company;

6.2           to ratify, unanimously, the retention by the Managers of the Company, and as indicated by the Independent Special Comittee, of the specialized company Banco Santander (Brasil) S.A., enrolled with the CNPJ/MF under No. 90.400.888/0001-42 (“Bank Santander” or “Finacial Advisor”), for purposes of suggesting an adequate interval of exchange ratios for the utilization of the Company’s Independent Special Committee, in order to give support to the negotiation the negotiation of the exchange ratios of Vivo Part.’s common and preferred shares for new shares of the respective type to be issued by the Company, as well as to issue an opinion regarding the exchange ratios so established;

In view of the resolutions taken, the Chairman, before continuing the meeting, informed that, the present Corporate Restructuring was approved at the Extraordinary Shareholders’ Meeting of Vivo Part., held this morning at 10:00 a.m., and already closed. Subsequently, the shareholders present at the meeting resolved about the following items of the Agenda:

6.3           to approve, unanimously, the valuation reports prepared by Planconsult in relation to: (i) the Company’s net worth valuation at market prices, under the terms of the article 264 of the Brazilian Corporations Law (“Net Worth Report at Market Prices”), (ii) the valuation of the shares to be merged into the Company, owned by Vivo Part., based on their economic value, for purposes of determining the Company’s capital increase, under the terms of the article 252 § 1th, combined with the article 8th, both established in the Brazilian Corporations Law (“Capital Increase Report”), report which is attached to this minutes as Annex I; and (iii) the Valuation Report, prepared by Bank Santander for purposes of

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

utilizing as a negotiation and as a determination basis of the common and preferred Vivo Part.’s shares exchange ratio for new shares, in the same species, to be issued by the Company.

6.4           In view of the exchange ratio proposed by the Company’s Board of Directors, according to the Company’s Independent Special Committee recommendation, after the negotiations held between the Independent Special Committees of the Company and Vivo Part., and according to the valuations performed by the respective financial advisors, duly examined by the attendants, the shareholders approved, by majority of the votes of the attendants, the exchange ratio proposed of one Vivo Part.’s share for 1.55 shares of the Company. It was also reinforced that Bank Santander declared that since the exchange ratio set forth by the Board of Directors of the Companies is within the exchange ratio range obtained from the values of the Companies resulting from the valuation report, it understands that equitable treatment was given to the shareholders of Telesp.

6.5           to approve, unanimously, the Protocol of Merger of Shares and Instrument of Justification, entered into by and between the Company and Vivo Part. (“Protocol of Merger”), which sets forth the merger by the Company of the totality of shares of Vivo Part., protocol which is attached to this minutes as Annex II. The Protocol of Merger sets forth the general terms and conditions of the intended merger, the transaction justifications, the evaluation criteria of the shares to be merged and the exchange ratio of the shares held by Vivo Part.’s shareholders for shares issued by the Company, as proposed and agreed by the Managements of the Company and of Vivo Part., in accordance with the recommendation of the Independent Special Committee established in the Company, as well as sets forth the exchange ratio of Vivo Part.’s shares for shares of the Company, being both companies valuated in the same date, based on the net worth criteria at market price, under the terms of the article 264 of the Brazilian Corporations Law, as amended;

6.6           to approve, unanimously, the merger of Vivo Part.’s shares into the Company, with the conversion of Vivo Part. into a wholly-owned subsidiary of the Company and, once approved the

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Capital Increase Report, document in which Vivo Part.’s shares have been evaluated at R$ 31,222,629,890.89 (thirty one billion, two hundred and twenty two million, six hundred and twenty nine thousand, eight hundred and ninety Brazilian reais and eighty nine cents), was also approved the Company’s capital increase, and the consequent issuance of common and preferred shares in accordance with the allowed exchange ratio.

In view of the approval of the merger of shares and consequent capital increase of the Company, as well as the issuance of new common and preferred shares, the shareholders resolved to adjust the capital stock expression, amending the article 5 of the Bylaws, which shall come into effect with the following wording, also included in the consolidated By Laws and attached to the minutes of this meeting as Annex III:

“The capital stock, subscribed and fully paid in, is R$37,798,109,745.03 (thirty seven billion, seven hundred and ninety eight million, one hundred and nine thousand, seven hundred and forty five Brazilian reais and three cents) divided into 1,125,601,930 (one billion, one hundred and twenty five million, six hundred and one thousand, nine hundred and thirty) shares, being 381,587,111 (three hundred and eighty one million, five hundred and eighty seven, one hundred and eleven) common shares and 744,014,819 (seven hundred and forty four million, fourteen thousand, eight hundred and nineteen) preferred shares, all book entry shares and without par value.”

Finally, the Company’s managers were authorized to carry out all acts necessary to the formalization of the merger of shares of Vivo Part. into the Company, as approved herein, before any public entities and third parties, having the Vivo Part.’s shareholders authorized at the Extraordinary Shareholders’ Meeting of Vivo Part., already closed, the subscription of the Company’s capital increase resulting from the Vivo Part.’s shares merger, under the terms of the article 252, second paragraph, of the Brazilian Corporations Law, through their officers or any other person designated by them.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders legal representatives have acknowledged that it would be drawned up in the form of

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Public Held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 32nd EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

summary of the facts, as authorized by article 130, paragraph first, of Brazilian Corporations Law. São Paulo, April 27, 2011. (aa) Gilmar Roberto Pereira Camurra – Chairman, representing the Management; Gustavo Fleichman – Secretary; SP Telecomunicações Participações Ltda. – by proxy Angeles Pilar Vicent Candame Dalcamim; Telefônica Internacional S/A – by proxy Angeles Pilar Vicent Candame Dalcamim; Citibank N.A – by proxy Paulo Roberto Esteves, representing the shareholders: Bell Atlantic Master Trust, Brunei Investment Agency, Ford Motor Company Defined Benefit Master Trust, ING Wisdomtree Global High – Yielding Equity Index Portfolio, Ministry of Strategy and Finance, State of California Public Employees Retirement System, State Street Emerging Markets, Wilmington Multi-Manager International Fund; Banco Santander Brasil (Brasil) S.A.– by proxy Paulo Roberto Esteves, representing the shareholder Amundi; Solidus Administração de Patrimônio Ltda. – by proxy Raul Welsch, representing the shareholder Fundo de Investimento em Ações América; Raul Welsch; Angeles Pilar Vicent Candame Dalcamim; Leila Alves; Flávio Stamm – audit committee member and shareholder; Cremenio Medola Netto – audit committee member; Luis Enrique Devis e Rafael Bruno – Banco Santander (Brasil) S.A.; Edgar V. Salen – Planconsult Planejamento e Consultoria Ltda.; Norair Ferreira do Carmo – Merger and Acquisitions and Investors Rel. Manager.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telecomunicações de São Paulo S.A. - Telesp, held on April 27, 2011, drawn up in the appropriate book.

(*this signature page is parto f the Minutes of the 32nd Extraordinary General Shareholders’ Meeting Held on April 27, 2011)

Gustavo Fleichman

Secretary

Item 2.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.
Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Notice to Shareholders

The Managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), announce that, on April 27, 2011, the respective general shareholders’ meetings of the Companies approved, the merger of shares of Vivo Part. into Telesp, that resulted in Vivo Part. becoming a wholly-owned subsidiary of Telesp (“Corporate Restructuring”), as described in the Notices of Material Fact dated as of December 27, 2010 and of March 25, 2011.

1. Withdrawal Rights. The holders of common and preferred shares of Telesp and of common shares of Vivo Part. that dissent from the merger of shares of Vivo Part. into Telesp are entitled to withdraw from the respective Companies upon the reimbursement of the shares of the respective Companies in which they were shareholders on December 27, 2010, the date of publication of the first Notice of Material Fact related to the transaction. The respective reimbursement amounts to be paid to the dissenting holders of common and preferred shares of Telesp, and to the holders of common shares of Vivo Part., calculated based on the net worth value of the shares, as stated in the balance sheet of each of the Companies, dated as of December 31, 2010, are the following: (i) the net worth amount per common or preferred share of Telesp is of R$ 23.06; and (ii) the net worth amount per common share of Vivo Part. is of R$ 25.30; because the exchange ratio value established in the Protocol of Merger is more favorable than that calculated based on the Companies’ net worth at market prices.

2. Withdrawal rights period.In view of the publication, on April 28, 2011, of the minutes of the general shareholders´ meetings of the Companies which approved the Corporate Restructuring, the right of withdrawal may be exercised by the shareholders referred in item 1 above that wish to do so, from April 28, 2011 until May 30, 2011.

The payment to the shareholders who exercise their withdrawal rights will be made on June 7, 2011.

3. Qualification terms and conditions. The holders of shares deposited at BM&FBOVESPA shall, if they wish to do so, exercise their withdrawal rights, through their custody agents.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The shareholders of Vivo Part. and of Telesp that are in custody with BANCO BRADESCO S.A., the financial institution responsible for the custody of the book-entry shares of the Companies, shall exercise their withdrawal rights by filling a form of “Exercise of the Withdrawal Right” (“Exercício do Direito de Recesso”), available in any branch of such financial institution, within the bank’s business hours, and shall deliver certified copies of the following documents:

(i) INDIVIDUALS: CPF (Individual Taxpayer Register), RG (Identity Card) and updated address proof (02 months at most).

(ii) LEGAL ENTITIES: CNPJ (Legal Entities Taxpayers Register), Bylaws/Articles of Association and respective amendments, as well as the documents of its partners/legal representatives (appointment act, CPF, RG and address proof).

The shareholders who wish to be represented by attorneys in fact shall deliver, in addition to the documents mentioned herein above, the respective public power of attorney, which shall grant special powers to the attorney in fact authorizing him to express, on behalf of the grantor, the wish to exercise the withdrawal rights and request the reimbursement of the shares.

4. Trading of shares

After the end of the withdrawal rights period, if the Companies decide to maintain the Corporate Restructuring, as provided in the third paragraph of article 137 of Law 6,404/76 (such decision to be disclosed to the market), the trading of the Companies’ shares shall be performed as follows:

(a) the sale of shares of Vivo Part. by means of the banking agreement (convênio bancário) shall be suspended between June 6, 2011 (inclusive) and June 10, 2011 (inclusive);

(b) the assistance to the shareholders of Vivo Part. for the transfer of shares, sale of shares and blocking, shall be executed until June 7, 2011. As from June 8, 2011 the shares of these Companies shall only be traded with the trading code of Telesp: TLPP3 for the common shares and TLPP4 for the preferred shares;

(c) the blockings issued in favor of the shareholders of Vivo Part. shall be valid until June 10, 2011;

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(d) as provided for in item 2.3 of the Notice of Material Fact announced on March 25, 2011, for each common or preferred shares of Vivo Part., it shall be issued 1.55 shares of Telesp of the respective kind; and

(e) as from June 13, 2011, the sale of shares through banking agreement (convênio bancário), as well as the transfer of shares of Vivo Part. in the over-the-counter market, shall restart, already reflecting the shares of Telesp issued as a result of the merger of shares of Vivo Part. approved in the general shareholders’ meetings of April 27, 2011.

The fractional shares resulting from the calculation of the exchange ratio shall be separated, grouped in whole numbers and sold in one or subsequent auctions to be held at BM&FBOVESPA as from June 20, 2011, until the sale of the totality of such fractional shares.

Between April 28, 2011 and the last day for the trading of shares of Vivo Part. (June 7, 2011, inclusive), the holders of Vivo Part. shares may, at their sole discretion, acquire in the market as many shares issued by Vivo Part. as necessary to, after the conversion of Vivo Part. shares into Telesp shares, obtain a whole number of Telesp shares, without any fractions.

The amount resulting from the sale of fractions shall be kept available to the shareholders owners of such fractions at the Depositary Institution of book-entry shares of Telesp, Banco BRADESCO S.A., and the payment shall be done to the respective owners in any of its agencies, by means of a formal request. The amount corresponding to the fractions owned by shareholders who have shares deposited at BM&FBOVESPA shall be credited directly at BM&FBOVESPA, which will be responsible for transferring it to the shareholders through the custody agents.

São Paulo, April 27, 2011.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Cristiane Barretto Sales Investor Relations Officer Vivo Participações S.A. VIVO – Investor Relations Tel: +55 11 7420-1172 Email: ri@vivo.com.br Information available: www.vivo.com.br/ri

Gilmar Roberto Pereira Camurra
Investor Relations Officer
Telecomunicações de São Paulo S.A. – Telesp
Telesp – Investor Relations
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information available: www.telefonica.com.br